FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Year ended March 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 26, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Financial Summary For the Year Ended March 31, 2018 (U.S. GAAP)

Date:	April 26, 2018
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Koji Nagai President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Executive Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the year ended March 31
	2017		2018
	(Millions of yen, except per share data)
		% Change from March 31, 2016		% Change from March 31, 2017
Total revenue	1,715,516	(0.4%)	1,972,158	15.0%
Net revenue	1,403,197	0.5%	1,496,969	6.7%
Income before income taxes	322,795	95.4%	328,158	1.7%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	239,617	82.1%	219,343	(8.5%)
Comprehensive income	209,847	398.0%	125,686	(40.1%)
Basic-Net income attributable to NHI shareholders per share (Yen)	67.29		63.13
Diluted-Net income attributable to NHI shareholders per share (Yen)	65.65		61.88
Return on shareholders’ equity	8.7%		7.9%
Income before income taxes to total assets	0.8%		0.8%
Income before income taxes divided by total revenue	18.8%		16.6%
Equity in earnings of affiliates	33,000		34,516

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31
	2017	2018
	(Millions of yen, except per share data)
Total assets	42,852,078	40,591,329
Total equity	2,843,791	2,799,824
Total NHI shareholders’ equity	2,789,916	2,749,320
Total NHI shareholders’ equity as a percentage of total assets	6.5%	6.8%
Total NHI shareholders’ equity per share (Yen)	790.70	810.31

(3) Cash Flows

	For the year ended March 31
	2017	2018
	(Millions of yen)
Net cash provided by (used in) operating activities	1,305,025	(445,696)
Net cash provided by (used in) investing activities	(118,051)	(56,172)
Net cash provided by (used in) financing activities	(2,130,644)	373,168
Cash and cash equivalents at end of the year	2,536,840	2,354,639

2. Cash Dividends

	For the year ended March 31
	2017	2018
	(Yen amounts, except total annual dividends)
Dividends per share
Dividends record dates
At June 30	—	—
At September 30	9.00	9.00
At December 31	—	—
At March 31	11.00	11.00
For the year	20.00	20.00
Total annual dividends (Millions of yen)	70,825	68,704
Consolidated payout ratio	29.7%	31.7%
Consolidated dividends as a percentage of shareholders’ equity per share	2.6%	2.5%

3. Earnings Forecasts for the year ending March 31, 2019

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividends forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Changes in accounting policies

      a)    Changes in accounting policies due to amendments to the accounting standards : None

      b)    Changes in accounting policies due to other than a) : None

(3) Number of shares issued (common stock)

	At March 31
	2017	2018
Number of shares outstanding (including treasury stock)	3,822,562,601	3,643,562,601
Number of treasury stock	294,133,150	250,625,115

	For the year ended March 31
	2017	2018
Average number of shares outstanding	3,560,775,652	3,474,593,441

*This financial summary is not subject to certified public accountant’s or audit firm’s audits

Table of Contents for the Accompanying Materials

1. Overview of Consolidated Operating Results	P. 2

(1) Overview of Consolidated Operating Results	P. 2
(2) Overview of Consolidated Financial Position	P. 4
(3) Overview of Cash Flows	P. 4

2. Considerations in the selection of accounting standards	P. 5

3. Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Consolidated Statements of Changes in Equity	P.10
(5) Consolidated Statements of Cash Flows	P.11
(6) Note with respect to the Assumption as a Going Concern	P.11
(7) Notes to the Consolidated Financial Statements	P.12
(8) Other Financial Information	P.14

4. Other Information	P.16

1.	Overview of Consolidated Operating Results

(1)	Overview of Consolidated Operating Results

Operating Results

    U.S. GAAP

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2017 (A)	March 31, 2018 (B)
Net revenue	1,403.2	1,497.0	6.7
Non-interest expenses	1,080.4	1,168.8	8.2

Income (loss) before income taxes	322.8	328.2	1.7
Income tax expense	80.2	103.9	29.5

Net income (loss)	242.6	224.3	(7.5)

Less: Net income (loss) attributable to noncontrolling interests	2.9	4.9	67.8

Net income (loss) attributable to NHI shareholders	239.6	219.3	(8.5)

Return on shareholders’ equity *	8.7%	7.9%	—

* Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1,497.0 billion yen for the fiscal year ended March 31, 2018, an increase of 6.7% from the previous year. Non-interest expenses increased by 8.2% from the previous year to 1,168.8 billion yen. Income before income taxes was 328.2 billion yen and Net income attributable to NHI shareholders was 219.3 billion yen for the fiscal year ended March 31, 2018.

    Segment Information

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2017 (A)	March 31, 2018 (B)
Net revenue	1,396.6	1,495.1	7.1
Non-interest expenses	1,080.4	1,168.8	8.2

Income (loss) before income taxes	316.2	326.3	3.2

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2018 was 1,495.1 billion yen, an increase of 7.1% from the previous year. Non-interest expenses increased by 8.2% from the previous year to 1,168.8 billion yen. Income before income taxes was 326.3 billion yen for the fiscal year ended March 31, 2018. Please refer to page 13 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

    Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2017 (A)	March 31, 2018 (B)
Net revenue	374.4	412.9	10.3
Non-interest expenses	299.6	309.8	3.4

Income (loss) before income taxes	74.8	103.1	37.9

Net revenue increased by 10.3% from the previous year to 412.9 billion yen, primarily due to increasing commissions from distribution of investment trusts and brokerage. Non-interest expense increased by 3.4% to 309.8 billion yen. As a result, income before income taxes increased by 37.9% to 103.1 billion yen.

    Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2017 (A)	March 31, 2018 (B)
Net revenue	99.4	127.3	28.1
Non-interest expenses	57.1	61.2	7.1

Income (loss) before income taxes	42.3	66.2	56.3

Net revenue increased by 28.1% from the previous year to 127.3 billion yen. Non-interest expense increased by 7.1% to 61.2 billion yen. As a result, income before income taxes increased by 56.3% to 66.2 billion yen. Assets under management were 50.0 trillion yen as of March 31, 2018.

    Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2017 (A)	March 31, 2018 (B)
Net revenue	739.3	715.3	(3.2)
Non-interest expenses	577.8	614.7	6.4

Income (loss) before income taxes	161.4	100.6	(37.7)

Net revenue decreased by 3.2% from the previous year to 715.3 billion yen. Non-interest expense increased by 6.4% to 614.7 billion yen. As a result, income before income taxes decreased by 37.7% to 100.6 billion yen.

    Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2017 (A)	March 31, 2018 (B)
Net revenue	183.5	239.5	30.5
Non-interest expenses	145.9	183.1	25.6

Income (loss) before income taxes	37.6	56.4	49.9

Net revenue was 239.5 billion yen and income before income taxes was 56.4 billion yen.

(2)	Overview of Consolidated Financial Position

Total assets as of March 31, 2018, were 40,591.3 billion yen, a decrease of 2,260.7 billion yen compared to March 31, 2017, mainly due to the decrease in Securities purchased under agreements to resell. Total liabilities as of March 31, 2018 were 37,791.5 billion yen, a decrease of 2,216.8 billion yen compared to March 31, 2017, mainly due to the decrease in Securities sold under agreements to repurchase. Total equity as of March 31, 2018 was 2,799.8 billion yen, a decrease of 44.0 billion yen compared to March 31, 2017. During the year ended March 31, 2018, Nomura cancelled 179,000,000 shares of its own shares.

(3)	Overview of Cash Flows

Cash and cash equivalents as of March 31, 2018, decreased by 182.2 billion yen compared to March 31, 2017. Cash flows from operating activities for the year ended March 31, 2018 were outflows of 445.7 billion yen due mainly to the increase in Loans and receivables, net of allowance for doubtful accounts. Cash flows from investing activities for the year ended March 31, 2018 were outflows of 56.2 billion yen due mainly to Payments for purchases of office buildings, land, equipment and facilities. Cash flows from financing activities for the year ended March 31, 2018 were inflows of 373.2 billion yen due primarily to the increase in long-term borrowings.

2.	Considerations in the selection of accounting standards

Nomura currently adopts U.S. generally accepted accounting principles. Depending on factors such as trends by other companies and the impact of International Financial Reporting Standards (“IFRS”) on Nomura’s businesses, Nomura may consider in adopting IFRS in the future.

3.	Consolidated Financial Statements

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 26, 2017) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 26, 2017) for the year ended March 31, 2017.

(1)	Consolidated Balance Sheets

	Millions of yen
	March 31, 2017	March 31, 2018	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	2,536,840	2,354,639	(182,201)
Time deposits	207,792	315,445	107,653
Deposits with stock exchanges and other segregated cash	227,456	288,962	61,506

Total cash and cash deposits	2,972,088	2,959,046	(13,042)

Loans and receivables:
Loans receivable	1,875,828	2,462,503	586,675
Receivables from customers	308,086	442,343	134,257
Receivables from other than customers	1,005,766	1,216,382	210,616
Allowance for doubtful accounts	(3,551)	(3,514)	37

Total loans and receivables	3,186,129	4,117,714	931,585

Collateralized agreements:
Securities purchased under agreements to resell	11,456,591	9,853,898	(1,602,693)
Securities borrowed	7,273,234	6,383,845	(889,389)

Total collateralized agreements	18,729,825	16,237,743	(2,492,082)

Trading assets and private equity investments:
Trading assets*	15,165,310	14,967,557	(197,753)
Private equity investments	27,054	17,466	(9,588)

Total trading assets and private equity investments	15,192,364	14,985,023	(207,341)

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥445,000 million as of March 31, 2017 and ¥397,834 million as of March 31, 2018)	349,696	338,984	(10,712)
Non-trading debt securities*	775,025	485,891	(289,134)
Investments in equity securities*	146,730	150,760	4,030
Investments in and advances to affiliated companies*	420,116	408,034	(12,082)
Other	1,080,105	908,134	(171,971)

Total other assets	2,771,672	2,291,803	(479,869)

Total assets	42,852,078	40,591,329	(2,260,749)

*	Including securities pledged as collateral

Millions of yen
March 31, 2017	March 31, 2018	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	543,049	743,497	200,448
Payables and deposits:
Payables to customers	1,065,920	1,176,773	110,853
Payables to other than customers	1,509,672	1,476,540	(33,132)
Deposits received at banks	1,132,843	1,151,342	18,499

Total payables and deposits	3,708,435	3,804,655	96,220

Collateralized financing:
Securities sold under agreements to repurchase	17,095,898	14,759,010	(2,336,888)
Securities loaned	1,627,124	1,524,363	(102,761)
Other secured borrowings	338,069	413,621	75,552

Total collateralized financing	19,061,091	16,696,994	(2,364,097)

Trading liabilities	8,191,794	8,213,318	21,524
Other liabilities	1,308,510	950,534	(357,976)
Long-term borrowings	7,195,408	7,382,507	187,099

Total liabilities	40,008,287	37,791,505	(2,216,782)

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2017 and
3,643,562,601 shares as of March 31, 2018
Outstanding	-	3,528,429,451 shares as of March 31, 2017 and
3,392,937,486 shares as of March 31, 2018	594,493	594,493	—
Additional paid-in capital	681,329	675,280	(6,049)
Retained earnings	1,663,234	1,696,890	33,656
Accumulated other comprehensive income (loss)	33,652	(59,356)	(93,008)

Total NHI shareholders’ equity before treasury stock	2,972,708	2,907,307	(65,401)
Common stock held in treasury, at cost -
294,133,150 shares as of March 31, 2017 and
250,625,115 shares as of March 31, 2018	(182,792)	(157,987)	24,805

Total NHI shareholders’ equity	2,789,916	2,749,320	(40,596)

Noncontrolling interests	53,875	50,504	(3,371)

Total equity	2,843,791	2,799,824	(43,967)

Total liabilities and equity	42,852,078	40,591,329	(2,260,749)

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2017(A)	March 31, 2018(B)
Revenue:
Commissions	327,129	373,313	14.1
Fees from investment banking	92,580	101,663	9.8
Asset management and portfolio service fees	216,479	245,616	13.5
Net gain on trading	475,587	442,885	(6.9)
Gain (loss) on private equity investments	1,371	(869)	—
Interest and dividends	441,036	585,675	32.8
Gain on investments in equity securities	7,708	2,683	(65.2)
Other	153,626	221,192	44.0

Total revenue	1,715,516	1,972,158	15.0
Interest expense	312,319	475,189	52.1

Net revenue	1,403,197	1,496,969	6.7

Non-interest expenses:
Compensation and benefits	496,385	530,641	6.9
Commissions and floor brokerage	94,495	99,868	5.7
Information processing and communications	175,280	184,781	5.4
Occupancy and related depreciation	69,836	67,895	(2.8)
Business development expenses	35,111	36,762	4.7
Other	209,295	248,864	18.9

Total non-interest expenses	1,080,402	1,168,811	8.2

Income before income taxes	322,795	328,158	1.7
Income tax expense	80,229	103,866	29.5

Net income	242,566	224,292	(7.5)

Less: Net income attributable to noncontrolling interests	2,949	4,949	67.8

Net income attributable to NHI shareholders	239,617	219,343	(8.5)

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	67.29	63.13	(6.2)

Diluted-
Net income attributable to NHI shareholders per share	65.65	61.88	(5.7)

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2017(A)	March 31, 2018(B)
Net income	242,566	224,292	(7.5)
Other comprehensive income (loss):
Change in cumulative translation adjustments:
Change in cumulative translation adjustments	(6,764)	(77,067)	—
Deferred income taxes	1,073	14,263	—

Total	(5,691)	(62,804)	—

Defined benefit pension plans:
Pension liability adjustments	(11,340)	(10,124)	—
Deferred income taxes	3,645	3,307	(9.3)

Total	(7,695)	(6,817)	—

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(9,225)	(38,717)	—
Deferred income taxes	2,625	12,216	365.4

Total	(6,600)	(26,501)	—

Own credit adjustments:
Own credit adjustments	(14,696)	(2,867)	—
Deferred income taxes	1,963	383	(80.5)

Total	(12,733)	(2,484)	—

Total other comprehensive income (loss)	(32,719)	(98,606)	—

Comprehensive income	209,847	125,686	(40.1)
Less: Comprehensive income (loss) attributable to noncontrolling interests	852	(649)	—

Comprehensive income attributable to NHI shareholders	208,995	126,335	(39.6)

(4) Consolidated Statements of Changes in Equity

	Millions of yen
	For the year ended
	March 31, 2017	March 31, 2018
Common stock
Balance at beginning of year	594,493	594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	692,706	681,329
Issuance and exercise of common stock options	(11,377)	(5,465)
Changes in ownership interests in subsidiaries	—	(584)

Balance at end of year	681,329	675,280

Retained earnings
Balance at beginning of year	1,516,577	1,663,234
Cumulative effect of change in accounting principle (1)	(19,294)	—
Net income attributable to NHI shareholders	239,617	219,343
Cash dividends	(70,810)	(68,703)
Gain (loss) on sales of treasury stock	(2,856)	(5,043)
Cancellation of treasury stock	—	(111,941)

Balance at end of year	1,663,234	1,696,890

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	53,418	47,767
Net change during the year	(5,651)	(63,363)

Balance at end of year	47,767	(15,596)

Defined benefit pension plans
Balance at beginning of year	(33,325)	(41,020)
Pension liability adjustments	(7,695)	(6,817)

Balance at end of year	(41,020)	(47,837)

Non-trading securities
Balance at beginning of year	24,887	20,344
Net unrealized gain (loss) on non-trading securities	(4,543)	(20,344)

Balance at end of year	20,344	—

Own credit adjustments
Balance at beginning of year	—	6,561
Cumulative effect of change in accounting principle (1)	19,294	—
Own credit adjustments	(12,733)	(2,484)

Balance at end of year	6,561	4,077

Balance at end of year	33,652	(59,356)

Common stock held in treasury
Balance at beginning of year	(148,517)	(182,792)
Repurchases of common stock	(61,338)	(109,096)
Sales of common stock	1	0
Common stock issued to employees	25,796	21,398
Cancellation of common stock	—	111,941
Other net change in treasury stock	1,266	562

Balance at end of year	(182,792)	(157,987)

Total NHI shareholders’ equity

Balance at end of year	2,789,916	2,749,320

Noncontrolling interests
Balance at beginning of year	42,776	53,875
Cumulative effect of change in accounting principle (2)	11,330	—
Net change during the year	(231)	(3,371)

Balance at end of year	53,875	50,504

Total equity

Balance at end of year	2,843,791	2,799,824

(1) Represents the adjustment to initially apply Accounting Standards Update (“ASU”) 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.”

(2) Represents the adjustment to initially apply ASU 2015-02, “Amendments to the Consolidation analysis.”

(5) Consolidated Statements of Cash Flows

	Millions of yen
	For the year ended
	March 31, 2017	March 31, 2018
Cash flows from operating activities:
Net income	242,566	224,292
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	70,928	71,579
Gain on investments in equity securities	(7,708)	(2,683)
Changes in operating assets and liabilities:
Time deposits	(18,275)	(100,642)
Deposits with stock exchanges and other segregated cash	(2,854)	(72,075)
Trading assets and private equity investments	1,197,062	(240,215)
Trading liabilities	708,196	231,077
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	635,593	(453,239)
Securities borrowed, net of securities loaned	(1,706,545)	763,297
Other secured borrowings	(138,204)	79,121
Loans and receivables, net of allowance for doubtful accounts	(193,786)	(932,971)
Payables	531,516	132,960
Bonus accrual	4,543	(2,957)
Other, net	(18,007)	(143,240)

Net cash provided by (used in) operating activities	1,305,025	(445,696)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(312,880)	(285,161)
Proceeds from sales of office buildings, land, equipment and facilities	239,184	224,220
Payments for purchases of investments in equity securities	(647)	(61)
Proceeds from sales of investments in equity securities	1,998	932
Increase in loans receivable at banks, net	(21,322)	(105,387)
Decrease in non-trading debt securities, net	88,099	80,634
Other, net	(112,483)	28,651

Net cash used in investing activities	(118,051)	(56,172)

Cash flows from financing activities:
Increase in long-term borrowings	1,526,334	2,314,609
Decrease in long-term borrowings	(2,403,076)	(1,964,657)
Increase (decrease) in short-term borrowings, net	(81,964)	215,001
Decrease in deposits received at banks, net	(1,068,168)	(13,254)
Proceeds from sales of common stock held in treasury	401	764
Payments for repurchases of common stock in treasury	(61,338)	(109,096)
Payments for cash dividends	(42,833)	(70,199)

Net cash provided by (used in) financing activities	(2,130,644)	373,168

Effect of exchange rate changes on cash and cash equivalents	4,249	(53,501)

Net decrease in cash and cash equivalents	(939,421)	(182,201)
Cash and cash equivalents at beginning of the year	3,476,261	2,536,840

Cash and cash equivalents at end of the year	2,536,840	2,354,639

(6) Note with respect to the Assumption as a Going Concern

        Not applicable.

(7) Notes to the Consolidated Financial Statements

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the year ended
	March 31, 2017 (A)	March 31, 2018 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	374,434	412,908	10.3
Asset Management	99,427	127,337	28.1
Wholesale	739,256	715,333	(3.2)

Subtotal	1,213,117	1,255,578	3.5
Other	183,464	239,493	30.5

Net revenue	1,396,581	1,495,071	7.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,616	1,898	(71.3)

Net revenue	1,403,197	1,496,969	6.7

Non-interest expenses

Business segment information:
Retail	299,642	309,771	3.4
Asset Management	57,094	61,167	7.1
Wholesale	577,809	614,745	6.4

Subtotal	934,545	985,683	5.5
Other	145,857	183,128	25.6

Non-interest expenses	1,080,402	1,168,811	8.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,080,402	1,168,811	8.2

Income (loss) before income taxes

Business segment information:
Retail	74,792	103,137	37.9
Asset Management	42,333	66,170	56.3
Wholesale	161,447	100,588	(37.7)

Subtotal	278,572	269,895	(3.1)
Other*	37,607	56,365	49.9

Income (loss) before income taxes	316,179	326,260	3.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,616	1,898	(71.3)

Income (loss) before income taxes	322,795	328,158	1.7

* Major components Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.
The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended
	March 31, 2017 (A)	March 31, 2018 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(7,279)	(6,461)	—
Realized gain (loss) on investments in equity securities held for operating purposes	1,092	785	(28.1)
Equity in earnings of affiliates	32,342	34,248	5.9
Corporate items	(6,439)	(41,884)	—
Other	17,891	69,677	289.5

Total	37,607	56,365	49.9

Per share data

   Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding as of March 31, 2018	3,392,937,486

   Net income attributable to NHI shareholders per share calculated based on the following number of shares.

Average number of shares outstanding for the year ended March 31, 2018	3,474,593,441

Changes in Tax Laws

On December 22, 2017, the Tax Cuts and Jobs Act (“the Act”) was enacted in the United States which significantly changes US income tax law, including reducing the US federal corporate income tax rate to 21%, broadening the US tax base, introducing a territorial tax system and one time repatriation tax on US entities for previously deferred earnings of non-US investees, allowing full expensing of certain property assets and imposing certain additional taxes on payments made from US entities to foreign related parties.

Nomura has recognized a reduction of 2.8 billion yen in deferred tax liabilities and deferred tax expense as a result of the reduction in the corporate income tax rate which is effective for US entities from January 1, 2018.

Nomura continues to evaluate and assess the other impacts of the Act on our US entities and may recognize further adjustments to deferred tax assets and liabilities, and therefore to income tax expense (benefit), during the fiscal year ending March 31, 2019 depending on, among other things, finalizing of calculations for all impacted entities, changes in certain assumptions and interpretations made by Nomura, certain actions to be taken by Nomura in the future and whether additional guidance is released by the US tax authorities and other bodies.

Significant Subsequent Events

        Not applicable.

(8) Other Financial Information

Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017(A)	March 31, 2018(B)
Revenue:
Commissions	76,255	74,640	86,257	89,977	90,968	85,324	101,655	95,366	(6.2)
Fees from investment banking	17,313	23,353	23,743	28,171	22,707	27,083	29,289	22,584	(22.9)
Asset management and portfolio service fees	52,612	52,140	55,106	56,621	58,343	61,212	63,767	62,294	(2.3)
Net gain on trading	140,143	118,758	108,385	108,301	120,467	88,391	87,725	146,302	66.8
Gain (loss) on private equity investments	(13)	(420)	596	1,208	359	(330)	(2,381)	1,483	—
Interest and dividends	106,551	108,863	117,383	108,239	134,392	141,612	161,445	148,226	(8.2)
Gain (loss) on investments in equity securities	(9,966)	7,654	12,865	(2,845)	62	3,060	4,532	(4,971)	—
Other	35,517	41,121	39,549	37,439	40,628	56,037	84,597	39,930	(52.8)

Total revenue	418,412	426,109	443,884	427,111	467,926	462,389	530,629	511,214	(3.7)
Interest expense	79,932	79,114	75,239	78,034	107,103	110,896	124,013	133,177	7.4

Net revenue	338,480	346,995	368,645	349,077	360,823	351,493	406,616	378,037	(7.0)

Non-interest expenses:
Compensation and benefits	125,949	127,969	127,592	114,875	136,249	122,035	131,372	140,985	7.3
Commissions and floor brokerage	24,172	22,867	22,977	24,479	23,775	25,242	25,252	25,599	1.4
Information processing and communications	44,249	41,601	42,152	47,278	44,569	47,263	49,049	43,900	(10.5)
Occupancy and related depreciation	18,228	16,803	16,879	17,926	17,056	17,209	16,805	16,825	0.1
Business development expenses	8,296	6,881	8,848	11,086	8,409	7,823	9,801	10,729	9.5
Other	54,821	49,100	54,249	51,125	53,322	48,882	53,584	93,076	73.7

Total non-interest expenses	275,715	265,221	272,697	266,769	283,380	268,454	285,863	331,114	15.8

Income before income taxes	62,765	81,774	95,948	82,308	77,443	83,039	120,753	46,923	(61.1)
Income tax expense	15,791	19,721	25,218	19,499	19,405	29,423	30,960	24,078	(22.2)

Net income	46,974	62,053	70,730	62,809	58,038	53,616	89,793	22,845	(74.6)

Less: Net income attributable to noncontrolling interests	149	873	384	1,543	1,182	1,766	1,831	170	(90.7)

Net income attributable to NHI shareholders	46,825	61,180	70,346	61,266	56,856	51,850	87,962	22,675	(74.2)

	Yen								% Change
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	13.00	17.10	19.89	17.38	16.07	14.70	25.55	6.68	(73.9)

Diluted-
Net income attributable to NHI shareholders per share	12.71	16.68	19.44	17.00	15.77	14.45	25.12	6.56	(73.9)

Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen								% Change
	For the three months ended
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017(A)	March 31, 2018(B)	(B-A)/(A)

Net revenue

Business segment information:
Retail	83,751	86,164	101,342	103,177	101,684	101,786	111,284	98,154	(11.8)
Asset Management	25,934	21,277	28,907	23,309	28,097	35,418	36,503	27,319	(25.2)
Wholesale	190,932	179,863	197,285	171,176	179,316	158,963	165,648	211,406	27.6

Subtotal	300,617	287,304	327,534	297,662	309,097	296,167	313,435	336,879	7.5
Other	48,411	52,111	28,691	54,251	51,707	52,610	89,023	46,153	(48.2)

Net revenue	349,028	339,415	356,225	351,913	360,804	348,777	402,458	383,032	(4.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,548)	7,580	12,420	(2,836)	19	2,716	4,158	(4,995)	—

Net revenue	338,480	346,995	368,645	349,077	360,823	351,493	406,616	378,037	(7.0)

Non-interest expenses

Business segment information:
Retail	75,086	71,754	75,393	77,409	76,792	76,239	79,997	76,743	(4.1)
Asset Management	13,695	13,844	14,919	14,636	14,527	14,950	15,671	16,019	2.2
Wholesale	144,290	140,596	149,871	143,052	153,963	141,980	151,602	167,200	10.3

Subtotal	233,071	226,194	240,183	235,097	245,282	233,169	247,270	259,962	5.1
Other	42,644	39,027	32,514	31,672	38,098	35,285	38,593	71,152	84.4

Non-interest expenses	275,715	265,221	272,697	266,769	283,380	268,454	285,863	331,114	15.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	275,715	265,221	272,697	266,769	283,380	268,454	285,863	331,114	15.8

Income (loss) before income taxes

Business segment information:
Retail	8,665	14,410	25,949	25,768	24,892	25,547	31,287	21,411	(31.6)
Asset Management	12,239	7,433	13,988	8,673	13,570	20,468	20,832	11,300	(45.8)
Wholesale	46,642	39,267	47,414	28,124	25,353	16,983	14,046	44,206	214.7

Subtotal	67,546	61,110	87,351	62,565	63,815	62,998	66,165	76,917	16.3
Other*	5,767	13,084	(3,823)	22,579	13,609	17,325	50,430	(24,999)	—

Income (loss) before income taxes	73,313	74,194	83,528	85,144	77,424	80,323	116,595	51,918	(55.5)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,548)	7,580	12,420	(2,836)	19	2,716	4,158	(4,995)	—

Income (loss) before income taxes	62,765	81,774	95,948	82,308	77,443	83,039	120,753	46,923	(61.1)

*  Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017(A)	March 31, 2018(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	11,974	(4,119)	(15,948)	814	(654)	558	(8,019)	1,654	—
Realized gain (loss) on investments in equity securities held for operating purposes	582	74	445	(9)	43	344	374	24	(93.6)
Equity in earnings of affiliates	1,058	10,945	10,960	9,379	7,022	8,408	7,801	11,017	41.2
Corporate items	(4,306)	(5,266)	(769)	3,902	154	1,597	(3,386)	(40,249)	—
Other	(3,541)	11,450	1,489	8,493	7,044	6,418	53,660	2,555	(95.2)

Total	5,767	13,084	(3,823)	22,579	13,609	17,325	50,430	(24,999)	—

4.	Other Information

Reclassification in the Consolidated Balance Sheets

From the year ended in March 31, 2018, certain changes in scope of Receivables from customers, Receivables from other than customers, Payables to customers and Payables to other than customers have been made by revisiting the definition of customers in our consolidated balance sheets. We have reclassified previously reported amounts of Receivables from other than customers to Receivables from customers by 159.7 billion yen, from Other assets – Other to Receivables from other than customers by 88.7 billion yen and from Payables to other than customers to Payables to customers by 60.3 billion yen respectively to conform to the current presentation.

Financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2018_4q.pdf